     Exhibit 12
EDISON INTERNATIONAL
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED AND PREFERENCE STOCK
(Thousands of Dollars)

	December 31,
	2003(5)	2004	2005	2006	2007
EARNINGS BEFORE INCOME TAXES AND FIXED CHARGES:

Income from continuing operations before fixed charges and taxes (1)	$1,856,153	$1,124,330	$2,396,513	$2,543,050	$2,420,512
Add:
Rentals (2)	247,512	216,877	200,764	191,166	186,413
Allocable portion of interest on long-term contracts for the purchase of power (3)	1,568	1,515	1,457	1,393	1,322
Amortization of previously capitalized fixed charges	8,410	2,690	2,839	2,384	3,165

Total earnings before income taxes and fixed charges (A)	$2,113,643	$1,345,412	$2,601,573	$2,737,993	$2,611,412

FIXED CHARGES (6):
Interest and amortization	$988,665	$974,622	$803,932	$825,204	$776,273
Rentals (2)	247,512	216,877	200,764	191,166	186,413
Capitalized interest (4)	7,578	839	1,075	10,538	27,511
Allocable portion of interest on long-term contracts for the purchase of power (3)	1,568	1,515	1,457	1,393	1,322
Dividends on preferred securities	73,255	—	—	—	—
Subsidiary preferred and preference stock dividend requirements — pre-tax basis	18,264	22,962	38,182	77,651	74,199

Total fixed charges (B)	$1,336,842	$1,216,815	$1,045,410	$1,105,952	$1,065,718

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B):	1.58	1.11	2.49	2.48	2.45

(1)	Includes allowance for funds used during construction, accrual of unbilled revenue and minority interest.

(2)	Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.

(3)	Allocable portion of interest included in annual minimum debt service requirement of supplier.

(4)	Includes the fixed charges associated with Nuclear Fuel and capitalized interest of fifty-percent owned partnerships. The amounts for 2003-2006 are restated.

(5)	Revised to exclude the income and expenses associated with discontinued operations.

(6)	Interest expenses associated with income taxes are reflected as a component of income tax expense and are excluded from the determination of fixed charges.